

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 6, 2015

<u>Via E-mail</u>
An-Ping Hsieh, Esq.
Vice President and General Counsel
Hubbell Incorporated
40 Waterview Drive
Shelton, CT 06484

      Re: Hubbell Incorporated
             Amendment No. 1 to Registration Statement on Form S-4
             Filed October 21, 2015
             File No. 333-206898
             Schedule 13E-3
             Filed October 21, 2015
             File No. 005-17643

Dear Mr. Hsieh:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment 2. Please provide additional analysis of the Bessemer Trust's status as a filing person that addresses the Trust's apparent significant role in negotiating and forming the terms of the transaction.

Schedule 13E-3

Item 13. Financial Statements, page 7

2.   It appears that you do not believe that pro forma financial information pursuant to Item 13 of Schedule 13E-3 is applicable. Please advise us of your basis for not disclosing this financial information. We note the disclosure on pages 27 and 33 of your Form S-4

regarding Morgan Stanley's review of the pro forma impact of the proposed Reclassification on the capitalization, ownership and credit position of the Company.

Form S-4

Reasons for the Reclassification, page 8

3.   Please balance your disclosure in this section to include the material factors identified in the bullet points beginning at the bottom of page 21.

4.   You state that the ad hoc committee was tasked with reviewing and considering a potential transaction with respect to your common stock and that it considered various alternatives. Please describe these other alternatives and discuss why they were not selected. Refer to Item 1013(b) of Regulation M-A.

5.   Refer to the final paragraph on page 16. Explain how you determined to propose a transaction that would result in a 12.6% premium to the then current Class B trading price.

Special Factors, page 14

6.   We note the disclosure on the top of page 24 that the Company prepared financial forecasts that are related to the Reclassification. Please revise the registration statement to disclose all forecasts provided to each financial advisor.

Background of the Transaction, page 15

7.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise the disclosure to provide such descriptions for Morgan Stanley's July 26 and August 6, 2015 presentations.

Reasons for the Reclassification; Fairness of the Reclassification, page 20

8.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in this section does not appear to address the factors described in clauses (i), (iii), (iv), (v) or (viii) of Instruction 2 to Item 1014 or Item 1014(c) or (d) or explain why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the Board believes the Reclassification is procedurally fair in the absence of such safeguards.

Opinion of Centerview Partners LLC, page 31

9.   Revise to include the information from pages 12 and 15 of Exhibit 99(C)(8) to the
        Schedule 13E-3.

Analysis of Trading Activity, page 35

10.   Explain why the details of the differences were not material to Centerview's analysis.
        Address the apparent significant range of spreads between high and low in the reference
        companies.

Implied Share Price Premiums, page 36

11.   It appears that you have excluded a significant portion of the analysis performed by
        Centerview, contained on page 6 of Exhibit 99(C)(8) to the Schedule 13E-3. Please
        revise to include this information or tell us why it is not material.

Certain Effects of the Reclassification, page 40

12.   Item 1013(d) of Regulation M-A requires the Company to address the impact of the
        Reclassification on affiliated and unaffiliated security holders. Please revise the
        disclosure accordingly.

Selected Historical Financial Data, page 44

13.   Based on the disclosure on page 44, it appears that the Company is intending to
        incorporate by reference the information required by Item 1010(a) of Regulation M-A. In
        circumstances where the filing persons elect to incorporate by reference the information
        required by Item 1010(a), all of the summarized financial information required by Item
        1010(c) must be disclosed in the document furnished to security holders. See Instruction
        1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7
        in the July 2001 supplement to our "Manual of Publicly Available Telephone
        Interpretations" that is available on the Commission's website at http://www.sec.gov for
        guidance on complying with a similar instruction in the context of a tender offer. Please
        revise to include the information required by Item 1010(c)(4) and (c)(5) of Regulation M-
        A, if applicable.

        Please note that although we understand that Item 503(d) of Regulation S-K refers to
        registered debt securities or preference equity securities, the ratio of earnings to fixed
        charges is not limited to circumstances in which a company has registered debt securities
        and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires
        that the Company present its ratio of earnings to fixed charges "in a manner consistent
        with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement
        are not limited to those associated with registered debt or preference equity securities and
        should be presented in all circumstances in which the Company has any fixed charges.

<u>Cautionary Statement Regarding Forward-Looking Statements, page 49</u>

14.   We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please remove this reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Soares at (202) 551-3580, Perry Hindin, Special Counsel, Office of Mergers & Acquisitions, at (202) 551-3444 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Joshua R. Cammaker, Esq.
   Wachtell, Lipton, Rosen & Katz